Autobytel Inc.

18872 MacArthur Boulevard

Irvine, California 92612-1400

July 9, 2007

Mark Kronforst

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Autobytel Inc., Form 10-K, filed March 15, 2007; File No. 000-22239

Dear Mr. Kronforst:

Reference is made to your letter dated June 22, 2007 (the “Letter”) regarding additional comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Autobytel Inc. (“Autobytel”) with respect to the above referenced Form 10-K filing (the “Form 10-K”) made by Autobytel with the Commission on March 15, 2007. For your convenience of reference, each of your comments is reproduced below in bold quoted text, prior to the related response by Autobytel.

1.	“Please explain to us how you attributed value, in applying the income approach, to the continuing obligation not to sue that gives Dealix the ongoing right to unspecified future patents.”

Autobytel was unable to separately determine the fair value of the continuing obligation not to sue that gives Dealix the ongoing right to unspecified future patents that are necessarily infringed while operating under the license. However, the value of such continuing obligation is implicit in the assumptions used in valuing the non-exclusive patent license. The assumptions used in applying the income approach to determine the fair value ascribed to the non-exclusive patent license included, but were not limited to the following:

•	Estimated current and projected revenue from Dealix’s dealer lead service business; and

•	The economic useful life of the licensed patent.

Autobytel’s international licensing agreements provide certain intellectual property for royalty payments based on a percentage of revenue, with a minimum payment threshold. Consistent with this approach, Autobytel estimated Dealix’s current and future dealer lead service revenue.

The estimated future dealer lead service revenue, including projections for growth, used in estimating the fair value of the non-exclusive license assumes the use of the licensed patent and such unspecified future patents that are necessarily infringed in operating under the licensed patent. The patent licensed to Dealix under the settlement relates to Autobytel’s online vehicle marketing services that link prospective buyers of vehicles with dealers. This is a key component of Autobytel’s business model. In the ordinary course of business, Autobytel files patent applications to protect new innovations. For example, in 2007, Autobytel was issued one patent and filed applications for five other patents. Autobytel believes that, for accounting purposes, future patents issued to Autobytel that are necessarily infringed by Dealix in practicing the license granted to Dealix constitute future delivery. Therefore, Autobytel believes the fair value ascribed to the non-exclusive license includes the continuing obligation not to sue Dealix under such circumstances. If Dealix did not have such right, Autobytel could sue Dealix for infringement and charge for the use of such unspecified future patents.

2.	“Please tell us whether the settlement obligates you to develop any additional patents to which Dealix has rights to under the agreement. In addition, tell us whether you are obligated to inform Dealix of any such patents that have been developed.”

The settlement agreement neither obligates Autobytel to develop patents to which Dealix has rights to nor inform Dealix of any new patents it develops. Whether or not Dealix is aware of new patents, Autobytel is required to comply with the covenant not to sue Dealix for the life of the licensed patent so long as operating under the license would necessarily infringe other future patents of Autobytel. In the ordinary course of business, Autobytel files patent applications to protect new innovations. As mentioned above, in 2007, Autobytel was issued one patent and filed applications for five other patents. Additionally, Autobytel’s general policy is to issue a press release to announce the issuance of a major patent it has developed. Autobytel also discloses its patents in its Annual Reports filed with the Commission. Therefore, Autobytel believes that, for accounting purposes, the right to future unspecified patents issued to Autobytel that are necessarily infringed by Dealix in practicing the license granted to Dealix is analogous to arrangements that include post-contract customer support (“PCS”) service in that the future deliverables are unspecified. The expectation of creating future patents and Autobytel’s existing policy announcing major patents has similar characteristics to an implied PCS arrangement that commenced at the beginning of the license agreement. However, the right to unspecified future patents under the settlement agreement is distinguished from arrangements that include PCS because the future deliverables are separate patents, not unspecified upgrades/enhancements to the licensed patent. Autobytel does not have objective evidence to allocate the fair value of the license between its separate elements; hence the entire value was deferred and will be recognized ratably over the term of the license.

3.	“We note that you cite license transactions across a rather broad definition of intellectual property (brand name, trademarks, logo and business procedures) to support your classification of a portion of the settlement as revenue under Concepts Statement No. 6. Please compare and contrast the intellectual property rights that you have licensed in the past to that which Dealix received. As part of your response, clarify whether you have ever licensed the patent in question to a third party other than Dealix.”

The patent in question, which Dealix received license rights to under the settlement agreement, is included in intellectual property licensed to certain international licensees. The intellectual property rights licensed to the international licensees have the following similar characteristics when compared to the license received by Dealix:

•

Although the international licensees received an exclusive, non-transferable license for use in specific geographic areas, Autobytel may license these rights to licensees in other geographic areas. As such, for accounting purposes, these licenses are construed to be non-exclusive.

•

The initial terms of these international license agreements range from ten years to twenty five years and are renewable upon expiration, thereby, substantially covering the economic lives of the intellectual property licensed.

•	The international license fees are based on the licensee’s revenue and are payable in installments.

The intellectual property rights licensed to the international licensees have the following differences when compared to the license received by Dealix:

•

The international license agreements include, but are not limited to, rights to Autobytel’s software, technology, business procedures (including patents) and brand (trademark, licensee domain, service mark and logo).

•

Under the international license agreements, Autobytel granted the licensees the right to use, copy and create derivative works of the licensed intellectual property for the purpose of operating a local business of providing vehicles and vehicle-related goods and services in their local territories.

•

The rights granted to Dealix are specific to the use of the patents under the settlement agreement and any future patents only to the extent operating under the license necessarily infringes such future patents.

As disclosed in its Annual Report on Form 10-K, Autobytel’s strategy includes growing and advancing its business, in part, through enforcing and strengthening its intellectual property rights. Autobytel regards its trademarks, service marks, brand names and patents to be important to its business and intends to protect and enforce its right with respect to such intellectual property. Other than international licensees and Dealix, Autobytel has not licensed the patent in question to another third party. However as disclosed in its Annual Report on Form 10-K, Autobytel may continue to explore additional licensing as opportunities arise, which would likely include licensing the patent in question. Based on the above facts, Autobytel believes the license fees under the settlement agreement meets the requirements of paragraph 78 of FASB’s Concepts Statement No. 6, Elements of Financial Statements, and should be characterized as revenue. Autobytel recognized approximately $15,000 in revenue related to the patent license in its Statement of Operations for the three months ended March 31, 2007 and anticipates recognizing approximately $195,000 in each subsequent quarter until it is fully recognized.

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (949) 225-4502.

Sincerely,

/s/ Monty A. Houdeshell
Monty A. Houdeshell
Executive Vice President and
Chief Financial Officer